Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF

PARABELLUM ACQUISITION CORP.

Parabellum Acquisition Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the corporation is “Parabellum Acquisition Corp.” The corporation was originally incorporated pursuant to the DGCL on February 5, 2021.

2. The date of filing of the corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was February 5, 2021, and the date of filing the corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was September 27, 2021.

3. The Board of Directors of the corporation has duly adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the corporation (as amended and restated prior to the date hereof), declaring said amendment to be advisable and in the best interests of the corporation and its stockholders and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are substantially as follows:

RESOLVED, that Section 9.1(b) of Article IX of the Amended and Restated Certificate of Incorporation of the corporation is amended and restated to read in its entirety as follows:

“Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the payment of deferred underwriting commissions and the withdrawal of interest to pay taxes (less up to $100,000 interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 18 months from the closing of the Offering, provided that Parabellum Acquisition Partners, LLC may decide to extend the date by which it has to consummate a business combination up to six (6) times for an additional one (1) month each time (or up to 24 months from the closing date of the Offering) (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date, on the next date upon which the Office of the Delaware Division of Corporations shall be open for business (the “Deadline Date”) , further provided that Parabellum Acquisition Partners, LLC (or its designees) must deposit into the Trust Account for each one-month extension funds equal to $185,000, in exchange for a non-interest bearing, unsecured promissory note), and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of this Amended and Restated Certificate (a) to modify the substance or timing of the Corporations’ obligation to provide for the redemption of the Offering Shares in connection with an initial Business Combination or to redeem 100% of such shares of the Corporation has not consummated an initial Business Combination by the Deadline Date or (b) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

RESOLVED, that Section 9.4 of Article IX of the Amended and Restated Certificate of Incorporation of the corporation is amended and restated to read in its entirety as follows:

“Section 9.4 Share Issuances. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote as a class with the Class A Common Stock on any initial Business Combination, on any pre-Business Combination activity or on any amendment to this Amended and Restated Certificate to (i) extend the time the Corporation has to consummate a Business Combination beyond 18 months from the closing of the Offering (or up to 24 months if the Deadline Date is extended pursuant to the terms of Section 9.1(b) hereof), or (ii) to amend any provisions of this Article IX.”

4. That thereafter, said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by written consent of stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the DGCL.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this 20th day of December, 2022.

/s/ Narbeh Derhacobian
Dr. Narbeh Derhacobian
Chief Executive Officer, President, and Secretary